
RECEIVED
JUN 2 9 2006
WASH., D.C.
192
SECTION
PROCESSING

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K


06040790

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-115710 0-50467

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Synergy Financial Group, Inc. Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Synergy Financial Group, Inc./NJ
310 North Avenue East
Cranford, New Jersey 07016

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Synergy Financial Group, Inc. Employees' Savings & Profit Sharing Plan and Trust



Date: June 28, 2006

By: ______________________
Kevin A. Wenthen, Senior Vice President
Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
DECEMBER 31, 2005

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The Synergy Financial Group, Inc.
Employees' Saving and Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Synergy Financial Group, Inc. Employees' Saving and Profit Sharing Plan and Trust as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements and supplemental schedules were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Synergy Financial Group Inc. Employees' Saving and Profit Sharing Plan and Trust as of December 31, 2005 and 2004, and the changes in net assets available for benefits (modified cash basis) for the years then ended on the basis of accounting described in Note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) of Assets held at the end of the year, as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Demetrius & Company, L.L.C.

Demetrius and Company, L.L.C.
Wayne, New Jersey
May 31, 2006

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Investments	$ 6,706,264	$ 6,854,991
Participant loans	133,595	145,771
Due from broker	5,741	-
TOTAL ASSETS	6,845,600	7,000,762
LIABILITIES		
Due to broker	28,767	-
TOTAL LIABILITIES	28,767	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 6,816,833	$ 7,000,762

The accompanying notes are an integral part of these financial statements.

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS		
Additions to net assets attributed to:		
Investment income:		
Net (depreciation) appreciation in fair value of investments	$ (160,286)	$ 1,260,664
Interest	14,167	18,291
Dividends	56,179	25,751
Other	(705)	-
	(90,645)	1,304,706
Less investment expenses	(1,795)	(1,618)
	(92,440)	1,303,088
Contributions:		
Participants'	326,992	292,396
Employer's	227,784	211,765
Rollovers	1,640	34,185
	556,416	538,346
TOTAL ADDITIONS	463,976	1,841,434
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	615,082	77,508
Administration expenses	32,823	27,650
TOTAL DEDUCTIONS	647,905	105,158
NET INCREASE (DECREASE)	(183,929)	1,736,276
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	7,000,762	5,264,486
END OF YEAR	$ 6,816,833	$ 7,000,762

The accompanying notes are an integral part of these financial statements.

NOTE A - DESCRIPTION OF PLAN

The following description of Synergy Financial Group, Inc. ("Company") Employees' Savings & Profit Sharing Plan & Trust ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General. The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and all part-time employees who have one year of service and have worked 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds and sponsor stock as investment options for participants. The Company will match the participant's contribution dollar for dollar up to 5% of the participant's salary, and the funds are invested directly in any investment offered by the Plan. Additional profit sharing amounts may be contributed at the option of the Company's board of directors and are invested in a portfolio of investments as directed by the Company. Contributions are subject to certain limitations.

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of service and is 100% vested after five years of credited service.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator. Participants must repay principal and interest ratably through bi-weekly payroll deductions.

Payment of Benefits. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a four-year period or a ten-year period (if the spouse is the beneficiary). For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or through a partial lump-sum payment.

Forfeited Accounts. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $21,200 and $14,590. These accounts have been used to offset employer contributions.

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles and Practices

The Plan's financial statements are prepared on a modified cash basis of accounting. Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor's Rules and Regulations and is a comprehensive basis of accounting other than GAAP in the United States of America.

Estimates

The preparation of financial statements in conformity with modified cash basis of accounting requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are presented at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

	2005	2004
Synergy Financial Group, Inc. 318,913 (2005) and 316,654 (2004) shares of common stock	$ 3,999,169	$ 4,350,152
Barclays Global Investors, NA - money market fund, 626,863 shares	-	626,954
State Street Investors - money market fund, 577,025 shares	577,025	-
State Street Investors - Midcap 400, 13,926 shares	355,392	-

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) and appreciated in value by $(160,286) and $1,260,664, respectively.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE E - TAX STATUS

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and accordingly, the Trust's net investment income is exempt from income taxes. The Plan's administrator has obtained a favorable tax determination letter on a Prototype Plan that the Plan has adopted from the Internal Revenue Service ("IRS") dated March 7, 2002, in which the IRS stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code ("IRC".) Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - RISKS AND UNCERTAINCIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balance and the amounts reported in the statement of net assets available for benefits.

NOTE G - RELATED PARTY TRANSACTIONS

The Company pays a portion of the administrative expenses and the entire audit fee on behalf of the Plan.

NOTE H - REPORTABLE TRANSACTIONS

There were no reportable transactions during the year that require disclosure in these financial statements.

NOTE I - NEW AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

The plan does not anticipate the adoption of recently issued accounting pronouncements to have a significant effect on the Plan's results of operation and net assets available for benefits.

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
PLAN 001
EIN 22-3798677
FORM 5500 SCHEDULE H PART IV LINE 4I -
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments including maturity date	(d) Cost**	(e) Current Value
	State Street Investors	Moderate Strategic Balanced		$ 131,333
	State Street Investors	Conservative Strategic Balanced		42,284
	State Street Investors	Agressive Strategic Balanced		40,148
	State Street Investors	Money Market Fund		577,025
	State Street Investors	Russell 2000		180,102
	State Street Investors	Equity Index Fund S&P 500		282,418
	State Street Investors	S&P 500 Growth Fund		83,312
	State Street Investors	S&P 500 Value Fund		198,011
	State Street Investors	Midcap 400		355,392
	State Street Investors	NASDAQ 100 Index Fund		36,686
	State Street Investors	EAFE Index Fund		59,228
	State Street Investors	Passive Long TSX Fund		129,288
	State Street Investors	Collective Short Term Investment Fund		301,386
	Pentegra	Stable Value Fund		290,482
	Due From Broker	Unsettled Trade		5,741
*	Synergy Financial Group	Common Stock		3,999,169
	Participant loans	Member loans, interest rates range from 5% to 7% to be paid off within 5 years from date of loan		133,595
				$ 6,845,600

* Denotes a party-in-interest.
** Cost information is not required for participant-directed investments.

See accompanying independent auditors' report.

EXHIBIT 2

Consent of Demetrius & Company, LLC

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Synergy Financial Group, Inc. Employees' Saving and Profit Sharing Plan and Trust

We consent to the inclusion in this Registration Statement on Form S-8 of our report dated May 31, 2006, appearing in this Annual Report on Form 11-K for Synergy Financial Group, Inc. Employees' Saving and Profit Sharing Plan and Trust for the year ended December 31, 2005.

/s/ Demetrius & Company, L.L.C.

Wayne, New Jersey
June 26, 2006